                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated January 15, 2004

                         For the month of December 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

     Form 20-F [X]        Form 40-F [_]


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [_]              No [X]


     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)
                                              ---------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          United Microelectronics Corporation



Date:    01/15/2004                   By    /s/  Stan Hung
     ----------------------             ----------------------------------------
                                        Stan Hung
                                        Chief Financial Officer

                                     Exhibit

Exhibit        Description

99.1 Announcement on December 15, 2003: UMC Introduces Breakthrough RFCMOS Design Methodology
99.2 Announcement on December 18, 2003: To announce the acquisition of Micronas Semiconductor Holding AG securities
99.3 Announcement on December 24, 2003: To announce related materials on acquisition of machinery and equipment
99.4 Announcement on December 24, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.5 Announcement on December 25, 2003: To announce related materials on acquisition of machinery and equipment
99.6 Announcement on December 26, 2003: To announce the acquisition of UMC Capital Corporation securities
99.7 Announcement on January 5, 2004: To announce information regarding UMC shareholders participating in "UMC ADR Conversion Sale Program"
99.8 Announcement on January 7, 2004: To announce related materials on acquisition of machinery and equipment
99.9      Announcement on January 9, 2004: December sales
99.10 Announcement on January 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                    Exhibit 99.1

UMC Introduces Breakthrough RFCMOS Design Methodology

1. Date of occurrence of the event: 2003/12/15

2. Cause of occurrence:

HSINCHU, Taiwan, December 15, 2003 -- UMC (NYSE: UMC; TSE: 2303), a world leading semiconductor foundry, today announced a breakthrough Electromagnetic Design Methodology (EMDM) for RFCMOS designs that uses a combination of electromagnetic (EM) analysis tools working in conjunction with each other to reduce simulation cycle times from hours to just minutes. UMC's new methodology effectively eliminates what has traditionally been a tremendous time and resource intensive commitment for RF designers. The methodology was also created to greatly reduce overall development cycle times and costs for customers designing RFCMOS ICs.

S. C. Chien, division director of Central Research and Development at UMC, commented, "UMC is constantly seeking ways to better enhance the services available to our customers. With our innovative EMDM, the learning curve for 3D EM simulation tools has totally been eliminated. The inductor simulation process can now be thoroughly completed in as little as 20 minutes with a few clicks of a computer mouse, allowing UMC RF customers to realize a significant advantage over their competitors not using UMC's EMDM."

3. Countermeasures: none

4. Any other matters that need to be specified: none

                                                                    Exhibit 99.2

To announce the acquisition of Micronas Semiconductor Holding AG securities

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Micronas Semiconductor Holding AG

2. Date of occurrence of the event: 2003/12/17

3. Volume, unit price, and total monetary amount of the transaction: trading volume: 280,000 shares; average unit price: $53.16 CHF; total amount:
$14,884,520 CHF,$398,666,984 NTD

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Micronas Semiconductor Holding AG

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): Not applicable

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): profit: Not applicable

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment of $14,884,520 CHF

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: New share issuance; the decision-making department: The Chairman & President Office.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 280,000 shares; amount:
$398,666,984 NTD; percentage of holdings: 0.88%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 24.03%; ratio of shareholder's equity: 33.76%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13. Broker and broker's fee: Not applicable

14. Concrete purpose or use of the acquisition or disposition: long-term investment

15. Net worth per share of company underlying securities acquired or disposed of: Not applicable

16. Do the directors have any objection to the present transaction? No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18. Any other matters that need to be specified: None

                                                                    Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2003/12/12-2003/12/23

3. Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 5; average unit price:
$129,713,400 NTD; total transaction price: $648,567,000 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker's fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

                                                                    Exhibit 99.4

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2003/12/12-2003/12/24

3. Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 10;average unit price:
$117,083,700 NTD; total transaction price: $1,170,837,000 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker's fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

                                                                    Exhibit 99.5

To announce related materials on acquisition of Machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment

2. Date of the occurrence of the event: 2003/12/23-2003/12/24

3. Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 7; average unit price:
$149,703,429 NTD; total transaction price: $1,047,924,000 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount):
1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker's fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

                                                                    Exhibit 99.6

To announce the acquisition of UMC Capital Corporation securities

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): UMC Capital Corporation common shares

2. Date of occurrence of the event: 2003/12/26

3. Volume, unit price, and total monetary amount of the transaction: trading volume: 10,000,000 shares; average unit price: $1 USD; total amount: $10,000,000 USD ($ 340,000,000 NTD)

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): UMC Capital Corporation; investee company which UMC holds 100%

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): Not applicable

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): profit: Not applicable

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment of $10,000,000 USD

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: new share issuance; the decision-making department: The Chairman & President Office.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 40,000,000 shares; amount: $1,207,988,040 NTD; percentage of holdings:100%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.65%; ratio of shareholder's equity: 33.23%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13. Broker and broker's fee: Not applicable

14. Concrete purpose or use of the acquisition or disposition: long-term investment

15. Net worth per share of company underlying securities acquired or disposed of: Not applicable

16. Do the directors have any objection to the present transaction? No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18. Any other matters that need to be specified: None

                                                                    Exhibit 99.7

To announce information regarding UMC shareholders participating in "UMC ADR Conversion Sale Program"

1. Date of occurrence of the event: 2004/01/05

2. Cause of occurrence: None

3. Countermeasures: None

4. Any other matters that need to be specified:

1) The qualified UMC shareholders had sold their common shares through "UMC ADR Conversion Sale Program". These qualified common shareholders had completed the final transaction in the evening of January 2nd, 2004 US EST (January 3rd, 2004 Taiwan Time). 7,950,000 units of ADS were sold during the trading period. The average sale price was US$4.8079 per ADS. Each UMC ADS represents 5 UMC common shares.

2) ADR Transaction Market Place: New York Stock Exchange

3) The effect to the existing shareholders' equity: None, the qualified shareholders sold their common shares in the form of ADS.

                                                                    Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/01/06-2004/01/06

3. Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 2; average unit price:
$485,598,880 NTD; total transaction price: $971,197,760 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount:
Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been  obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker's fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17. Do the directors have any objection to the present transaction? no

18. Any other matters that need to be specified: none

                                                                    Exhibit 99.9

                       United Microelectronics Corporation

                                 January 9, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2003

1) Sales volume (NT$ Thousand)
--------------------------------------------------------------------------------
   Period         Items             2003          2002        Changes       %
--------------------------------------------------------------------------------
December      Invoice amount      8,833,696     5,982,449     2,851,247   47.66%
--------------------------------------------------------------------------------
Jan - Dec     Invoice amount     87,557,139    72,305,807    15,251,332   21.09%
--------------------------------------------------------------------------------
December      Net sales           8,352,316     5,503,180     2,849,136   51.77%
--------------------------------------------------------------------------------
Jan -Dec      Net sales          84,862,070    67,425,745    17,436,325   25.86%
--------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------
                              Balance as of period end
--------------------------------------------------------------------------------
                           This Month     Last Month       Limit of lending
--------------------------------------------------------------------------------
UMC                                 0              0           32,281,487
--------------------------------------------------------------------------------
UMC's subsidiaries             30,239         30,444            1,940,958
--------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)
---------------------------------------------------------------------------------------------------
                             Change in This Month  Balance as of period end   Limit of endorsements
---------------------------------------------------------------------------------------------------
UMC                                             0                         0              64,562,974
---------------------------------------------------------------------------------------------------
UMC's subsidiaries                            229                   206,153                 206,153
---------------------------------------------------------------------------------------------------
UMC endorses for subsidiaries                                             0                       0
---------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                                        0                       0
---------------------------------------------------------------------------------------------------
UMC endorses for PRC companies                                            0                       0
---------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies                              0                       0
---------------------------------------------------------------------------------------------------

4)  Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)
----------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                    N/A
----------------------------------------------------------------------------------------------------------
Financial instruments
----------------------------------------------------------------------------------------------------------
Realized profit (loss)
----------------------------------------------------------------------------------------------------------
a-2      Hedging purpose (for the position of floating rate liabilities) NT$ thousand
----------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                     15,000
----------------------------------------------------------------------------------------------------------
Financial instruments                                                                   Interest rate swap
----------------------------------------------------------------------------------------------------------
Mark to market value                                                                                   -19
----------------------------------------------------------------------------------------------------------

b   Trading purpose : None

                                                                   Exhibit 99.10

                       United Microelectronics Corporation

                         For the month of December, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE: UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of December, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders
----------------------------------------------------------------------------------------------------------
     Title       Name         Number of shares held    Number of shares   Number of shares     Changes
                                when elected (for          held as of         held as of
                             Directors, Supervisors    November 30, 2003  December 31, 2003
                                  and Executive
                             Officers) or as May
                                   30, 2001
----------------------------------------------------------------------------------------------------------
      CMO      Chris Chi                                      2,478,464          2,271,464      (207,000)
----------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :
--------------------------------------------------------------------------------
     Title         Name           Number of          Number of          Changes
                                shares pledge      shares pledge
                                   as of               as of
                                November 30,        December 31,
                                   2003                 2003
--------------------------------------------------------------------------------
     N/A            N/A                0                  0                0
--------------------------------------------------------------------------------

3) The acquisition assets (NT$ Thousand)
--------------------------------------------------------------------------------
                 Description of assets             December           Jan - Dec
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment              3,799,645          11,009,676
--------------------------------------------------------------------------------
Fixed assets                                               0              38,518
--------------------------------------------------------------------------------

4) The disposition of assets (NT$ Thousand)
--------------------------------------------------------------------------------
                 Description of assets             December            Jan - Dec
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                  8,347           1,754,723
--------------------------------------------------------------------------------
Fixed assets                                               0              54,988
--------------------------------------------------------------------------------